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July 23, 2010	jrappoport@kilpatrickstockton.com
Michael Seaman, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Madison Bancorp, Inc. Registration Statement on Form S-1 Filed June 11, 2010 File No. 333-167455

Dear Mr. Seaman:
     On behalf of Madison Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on June 11, 2010.
     The Amended Registration Statement is filed in response to the staff’s comment letter issued on July 8, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Prospectus has been revised in response to such comments.
Prospectus Cover Page
Comment No. 1: If true, please revise here and elsewhere in the filing to indicate that the passbook savings rate at Madison Square Federal Savings Bank (the “Bank”) is subject to change at any time.

Michael Seaman, Esq.
July 23, 2010

Response to Comment No. 1:
     The requested disclosure has been provided on the cover page and on pages 11 and 101 of the Prospectus.
Summary, page 1
After-Market Performance of Mutual-to-Stock Conversions, page 5
Comment No. 2: Please revise the table to include the average, median, high and low information for the OTCBB company transactions in addition to the information provided under the row “All Transactions”.
Response to Comment No. 2:
     The requested disclosure has been provided on page 5 of the Prospectus.
Benefits of the Offering to Management, page 6
Comment No. 3: Revise disclosure related to the equity incentive plan to disclose when such plan is expected to be adopted and implemented and whether a vote from shareholders will be required. If you intend to adopt the plan more than one year after the conversion, indicate whether you expect to increase the number of shares available for restricted stock awards. Finally, discuss your current intention with respect to funding the plan (i.e., through open market purchases or from authorized but unissued shares).
Response to Comment No. 3:
     The requested disclosure has been provided on pages 6 and 78 of the Prospectus.
How to Purchase Common Stock, page 10
Comment No. 4: The filing refers to both a “conversion center” and a “stock information center”. Please revise to use one consistent term.
Response to Comment No. 4:
     The requested correction has been made on pages 10, 99 and 101 of the Prospectus.
How We Will Use the Proceeds of this Offering, page 11
Comment No. 5: We note that the Company states that it has no specific plans to use the

Michael Seaman, Esq.
July 23, 2010

proceeds of the offering to diversify its businesses and acquire other companies. Revise to indicate whether it has any plans, arrangements or understandings to diversify or acquire other companies at this time.
Response to Comment No. 5:
     The requested disclosure has been provided on pages 11 and 29 of the Prospectus.
Risk Factors, page 13
Risks Related to Our Business, page 13
Comment No. 6: Please revise the first risk factor to describe the strategic initiatives you will pursue in order to overcome the challenges you face and improve earnings. Also, include a section in the Summary of the prospectus that describes your recent operating results and the strategic initiatives you have identified.
Response to Comment No. 6:
     The requested disclosure has been provided on page 13 of the Prospectus.
Risks Related to Our Business, page 14
Comment No. 7: Revise the last sentence of the risk factor entitled “Continued turmoil in the financial markets could have an adverse effect on our financial position or results of operations” to separate the numbered items into bulleted format, similar to the formatting used on page 19.
Response to Comment No. 7:
     The requested disclosure has been provided on page 15 of the Prospectus.
Risk Related to this Offering, page 17
Comment No. 8: We note that page 64 of the Conversion Valuation Appraisal Report (the “Appraisal”) references the Bank’s plan to hire additional lending personnel in an effort to expand its lending activity and market penetration. Revise the disclosure in the Risks Related to the Offering to note this.
Response to Comment No. 8:
     The requested disclosure has been provided on page 18 of the Prospectus.

Michael Seaman, Esq.
July 23, 2010

Risks Related to this Offering, page 18
Comment No. 9: In the risk factor entitled “A significant percentage of our common stock will be held by our directors and executive officers and benefit plans”, revise the share amounts that will be held by the directors, officers and employees at the minimum and maximum of the offering ranges to include the equity incentive plan.
Response to Comment No. 9:
     The requested disclosure has been provided on page 19 of the Prospectus.
Use of Proceeds, page 23
Comment No. 10: You indicate that you may need regulatory approvals to engage in some of your proposed uses of proceeds. Please elaborate.
Response to Comment No. 10:
     The requested disclosure has been provided on page 29 of the Prospectus.
Our Business, page 34
Market Area, page 34
Comment No. 11: We note that unemployment rates are provided for the state of Maryland and compared against the national rate, whereas US Census statistics on demographic and economic growth trends are presented for Baltimore County, Harford County and Baltimore City and compared to the state of Maryland. Please revise to do the following:
•	present the unemployment rates broken down for Baltimore County, Harford County and Baltimore City;

•	provide the 2008 median household income for Baltimore City;

•	provide the breakdown of deposits and loans in each of the three areas mentioned above; and

•	address what impact the 2.1% population decrease in Baltimore City in from April 2000 to July 2009 might have on the Bank’s business,.
Response to Comment No. 11:
     The requested disclosure has been provided on page 39 of the Prospectus.

Michael Seaman, Esq.
July 23, 2010

Lending Activities, page 35
Comment No. 12: Please revise the generalized statements regarding the Company’s lending practices (i.e., “We typically do not offer second mortgage loans with loan-to-value ratios exceeding 80%” and “We generally do not offer interest only residential mortgage loans”) to specify under what circumstances exceptions would apply to such practices.
Response to Comment No. 12:
     The requested revisions have been made on pages 40 through 44 of the Prospectus.
Subsidiaries, page 42
Comment No. 13: Please provide the assets, liabilities and net income (loss) for the most recent practicable date of Madison Financial Services Corporation.
Response to Comment No. 13:
     The requested disclosure has been provided on pages 46 through 47 of the Prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
Securities, page 49
Comment No. 14: In the second to last sentence of the third full paragraph, strike the language “not more likely than not” and either replace it with “unlikely” or “likely”, as appropriate.
Response to Comment No. 14:
     The sentence referred to has been rewritten on page 54 of the Prospectus to better track the applicable accounting standard.
Noninterest Revenue, page 56
Comment No. 15: We note that you recorded-an other-than-temporary impairment charge of $283 thousand in the current year relating to nonagency securities received in a redemption in-kind of your previously held investment in the AMF Ultra Short Mortgage mutual fund during the prior year. As it relates to this redemption in-kind, please tell us and consider amending your filing to address the following:

Michael Seaman, Esq.
July 23, 2010

•	Tell us the specific securities received in this redemption in-kind, whether they were securities previously held by the mutual fund, in addition to your classification and accounting for these securities prior to and on the day of the redemption in-kind; and

•	We also note that you received proceeds of $6.4 million relating to the sale of securities received as a result of the redemption in-kind, which resulted in a loss of$1.2 million during the year ended March 31, 2009. Please tell us what specific securities were sold, when they were sold in comparison to when you received the redemption in-kind, and the reasons for your decision to sell these securities.
Please also consider providing us with any additional information deemed necessary for a complete understanding of this redemption in-kind and your related accounting, such as a timeline detailing the triggering events that lead to the specific recognition of these transactions in your financial statements. We are specifically referring to the loss recorded for the year ended March 31, 2009 and the impairment charge taken during the year ended March 31, 2010. Please also advise as to whether there were any other transactions recorded in your financial statements related to this investment that are not already separately disclosed.
Response to Comment No. 15:
     During the year ended March 31, 2009, Madison Square Federal Savings Bank elected to exchange its ownership in the AMF Ultra Short Mortgage Fund for its pro rata share of the holdings of the fund. Madison Square Federal Savings Bank received securities with a value of $3.6 million and $250,000 of cash as part of the redemption-in-kind (“RIK”) for the mutual fund shares owned. The mutual fund shares, which had been classified as available for sale, had a book value of $5.0 million at the time of the exchange. Madison Square Federal Savings Bank recognized a loss of $1,158,000 at the time of the RIK. Madison Square Federal Savings Bank notes that during the year ended March 31, 2009, it sold its interest in a separate mutual fund for cash proceeds of $2.6 million and recognized a loss of $37,000 from the sale. The $3.6 million of securities received in the RIK were comprised of $1.9 million of government sponsored entity guaranteed mortgage-backed securities and $1.7 million of nonagency mortgage-backed securities (including collateralized mortgage obligations). There were a total of approximately 125 securities received in the RIK.
     Management decided to exchange Madison Square Federal Savings Bank’s ownership of the mutual fund for the individual securities in the fund during the quarter ended December 31, 2008 due to concerns about the fund’s viability. The AMF fund was

Michael Seaman, Esq.
July 23, 2010

receiving significant requests for redemption as a result of the decline in the net asset value during the quarter ended December 31, 2008. Due to the demand, the fund limited redemptions to $250,000 per quarter. The fund managers provided the alternative of the RIK. Management elected the RIK so that it would have more control over and could receive more information regarding the securities it owned.
     Management elected to classify the securities received in the RIK as held to maturity and record them at amortized cost. During the year ended March 31, 2010, Madison Square Federal Savings Bank recognized other-than-temporary impairment (“OTTI”) charges totaling $283,000 based on its analysis of the individual securities in the portfolio. The OTTI charges represented a 100% charge off of approximately 13 securities for a total of $268,000, where the securities were deemed worthless due to the credit quality of the securities, and a $15,000 OTTI charge on one security with a book value of $51,000 as of March 31, 2010. The OTTI related to items other than credit of $36,000 on that security was recorded in Accumulated Other Comprehensive Income, net of income tax, as of March 31, 2010. Management pays particularly close attention to the nonagency mortgage-backed securities in the portfolio. Credit ratings are monitored at least monthly. Cash flows received are compared to those expected each month. Management receives other third party analysis regarding the securities, including projections of cash flows. Management compares the present value of the cash flows to amounts recorded. Management’s decision to recognize OTTI was primarily driven by the cash flow projections. The credit rating of the related security and its performance to the date of the analysis are considered as part of the OTTI decision. Management recognized OTTI during the quarters ended September 30, 2009 ($4,000), December 31, 2009 ($133,000) and March 31, 2010 ($146,000). These amounts are net of principal payments of $5,000 received on securities charged off.
     Disclosure has been provided on page 61 of the Prospectus in response to this comment.
Liquidity Management, page 63
Comment No. 16: Discuss liquidity on both a long-term and short-term basis. See instruction 5 to Item 303(a) of Regulation S-K.
Response to Comment No. 16:
     The requested disclosure has been provided on pages 68 through 69 of the Prospectus.
Our Management, page 67
Board of Directors, page 67
Comment No. 17: Please revise Mark J. Lax’s biography to include the names of the two companies where he served as vice president and provide a brief description of those

Michael Seaman, Esq.
July 23, 2010

companies.
Response to Comment No. 17:
     The requested disclosure has been provided on page 72 of the Prospectus.
Regulation and Supervision, page 76
Comment No. 18: You may not qualify this discussion by reference to the actual statutes and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.
Response to Comment No. 18:
     The requested disclosure has been provided on page 81 of the Prospectus.
The Conversion and Stock Offering, page 85
How We Determined the Offering Range and the $10.00 Per Share Purchase Price, page 97
Comment No. 19: Please add information listing the fees paid to Feldman Financial Advisors, Inc. (“Feldman”) during the past three fiscal years, and disclose if no fees were paid.
Response to Comment No. 19:
     The requested disclosure has been provided on page 102 of the Prospectus.
How We Determined the Offering Range and the $10.00 Per Share Purchase Price, page 98
Comment No. 20: Please add a subparagraph after the first full paragraph that explains what Feldman did under each of the three valuation procedures and what conclusions were reached for each.
Response to Comment No. 20:
     The requested disclosure has been provided on page 103 of the Prospectus.
Comment No. 21: In the last sentence of the third full paragraph, please explain how the 7.6% and 10.6% discounts were calculated.

Michael Seaman, Esq.
July 23, 2010

Response to Comment No. 21:
     The requested disclosure has been provided on page 104 of the Prospectus.
Comment No. 22: Please revise the table to specifically list the peer group companies that Feldman used for comparison in the Appraisal.
Response to Comment No. 22:
     The requested disclosure has been provided on page 104 of the Prospectus.
Comment No. 23: We note the disclosure in the Appraisal that all of the selected peer group companies are NASDAQ companies even though the Company’s shares will be quoted on the OTCBB. Please provide similar disclosure in the registration statement and please provide an explanation as to why no OTCBB companies were used.
Response to Comment No. 23:
     The requested disclosure has been provided on page 103 of the Prospectus.
Index to Consolidated Financial Statements of Madison Square Federal Savings Bank, page 108
Comment No. 24: Please note the updating requirements pursuant to Rule 8-08 of Regulation S-X.
Response to Comment No. 24:
     The comment is noted.
Notes to Consolidated Financial Statements, page F-6
Note 4: Loans Receivable, page F-13
Comment No. 25: We note your disclosure of a $50 thousand specific reserve related to a $608 thousand impaired loan as of March 31, 2010. We note further disclosure on page 58 that this is a participation loan totaling $2.7 million relating to the rehab and sale of a historic building consisting of 14 for sale units in Baltimore City. Please provide us with a comprehensive analysis of this loan relationship including a timeline of events detailing its credit performance which supports your decision to record a specific reserve during the fiscal year ended March 31, 2010. Specifically address the following:

Michael Seaman, Esq.
July 23, 2010

•	Tell us the relevant payment history, LTV statistics including how you determined the value of collateral and when you classified this loan as nonperforming;

•	Tell us whether you originated this loan and sold participation interests to other financial institutions or whether you purchased this loan participation. If you purchased this loan participation, tell us further the involvement and communications had with the lead bank which served as the basis for your specific reserve determination;

•	Tell us how you determined the amount of provision to record at period end specifically identifying the triggering events and key information supporting the amounts recorded; and

•	Tell us whether you or the lead bank obtained an independent appraisal that supported the provision recorded and the current carrying value of this loan. If an appraisal was obtained, please provide us with the relevant information provided in this report which supports your accounting. Additionally, please tell us the last appraisal date and the type of appraisal obtained (new full appraisal, update of a prior full appraisal, etc.). If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of this loan.
Due to the significance of this loan please also amend your filing to present a summary of this information to allow for an understanding of how and when you recorded the provision for loan loss related to this participation loan.
Response to Comment No. 25:
     A community bank based in Baltimore County, Maryland is the lead lender on a $2,707,000 total loan in which Madison Square Federal Savings Bank has a 26.1% participation interest. Madison Square Federal Savings Bank’s initial exposure was $707,000. The loan was originated in August 2007. The loan was for the purchase and rehabilitation of a former school into 14 residential condominium units. The property is located very near to Johns Hopkins Hospital in Baltimore City. The loan is secured by the property and a cash deposit in the amount of $379,000 that was held by the lead bank. The developer provided its corporate guarantee in addition to the personal guarantee of the three principals. The loan was for a term of 18 months with one six-month extension, which was granted. The property was issued the Use and Occupancy Permit in December 2009 after renovations were completed. The maturity date was reached as of December 31, 2009, and the borrowers recently requested a short-term extension, which was not approved. As of March 31, 2010, the principal on Madison Square Federal Savings Bank’s portion was reduced to $608,000 after the liquidation of the cash deposit which was applied as a reduction of principal. A confessed judgment has been entered against the borrowers. The parties involved have been served and the judgments are in place and in the process of collection.

Michael Seaman, Esq.
July 23, 2010

     At the time of origination the appraised value was $2,760,000 and there was an additional $379,000 in cash collateral resulting in an overall loan-to-value ratio of 86.2%. Payments were made according to schedule through December 2009. In February 2010 the cash collateral in the amount of $379,000 was liquidated resulting in the total loan balance being reduced to $2,328,000 and Madison Square Federal Savings Bank’s portion being reduced to $608,000. There have not been any payments or activity on the loan in 2010.
     Due to the fact the loan matured in December 2009 and the lack of payments since then, at March 31, 2010, Madison Square Federal Savings Bank classified the loan substandard. A market analysis of the property was performed by a local real estate agency indicating a retail value of $2,366,000 and a resulting net realizable value of $1,990,000, resulting in a specific reserve of $50,000, which includes recognition of the value of State of Maryland Historic tax credits approved for the property.
     Due to the lack of activity and payments, the lead bank initiated foreclosure. The foreclosure auction was held on June 15, 2010. The lead bank had the highest bid at the foreclosure sale. Ratification of the sale is anticipated to take three to six months. After the auction multiple buyers approached the trustee and lead bank representatives and indicated a strong interest in negotiating a sale of the property as they have more time to inspect the property and verify other information. These potential sales are actively being pursued.
     The lead bank provided Madison Square Federal Savings Bank with a copy of a new independent certified appraisal of the collateral, performed by an appraiser not involved in the original appraisal or market analysis performed March 31, 2010. This appraisal was consistent with the net realizable value analysis performed in March 2010 in that the gross retail sellout was estimated at $2,600,000 as compared to March estimated gross retail sellout of $2,400,000. The discount applied as a result of the analysis at March 31, 2010 for marketing costs and marketing time resulted in a net realizable value requiring a specific reserve of $50,000.
     The current appraisal has the similar gross retail numbers, but applied a larger discount for marketing costs and absorption factors. This resulted in a discounted value requiring a specific reserve of approximately $106,000.
     The net realizable value calculation based on the updated certified appraisal indicates a required specific reserve of $106,000, which has been recorded as of June 30, 2010.
     Additional disclosure with respect to these matters has been provided on pages 27 and pages 63 through 64 of the Prospectus.

Michael Seaman, Esq.
July 23, 2010

Back Cover
Comment No. 26: Revise the language of the dealer prospectus delivery obligation to be consistent with Item 502 of Regulation S-K.
Response to Comment No. 26:
     The language on the back cover of the Prospectus has been revised as requested.
Exhibit 5.1
Comment No. 27: In the opinion paragraph, counsel should delete the qualification regarding due adoption of a pricing resolution.
Response to Comment No. 27:
     The indicated qualification has been removed from the form of opinion filed as Exhibit 5.1 to the amended Registration Statement.
Exhibit 8.1
Comment No. 28: It is not appropriate for counsel to base the opinions in paragraphs 4 and 5 on the position described in the first sentence following opinion paragraph 6. Please revise. Please also make appropriate revisions to the Material Income Tax Consequences section in the prospectus.
Response to Comment No. 28:
     The requested revision has been made on page 3 of the opinion and on page 92 of the Prospectus.
Exhibit 8.2
Comment No. 29: Reliance on the opinion can be limited with regard to purpose, but not person. Please revise.
Response to Comment No. 29:
     The opinion has been revised as requested.

Michael Seaman, Esq.
July 23, 2010

Exhibit 23.2
Comment No. 30: Please provide an updated consent from your independent accountants in your next amended filing.
Response to Comment No. 29:
     An updated consent from the independent accountants has been filed with the amended Registration Statement on Form S-1.
*            *            *
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or further comments, please contact the undersigned at (202) 508-5820 or Gary R. Bronstein at (202) 508-5893.
Very truly yours,
/S/ Joel E. Rappoport

Joel E. Rappoport
Enclosures

cc:	Mr. John Spitz
Mr. John Nolan
Erin Magnor, Esq.
     Securities and Exchange Commission
Michael J. Gavin, President and Chief Executive Officer
     Madison Bancorp, Inc.
Gary R. Bronstein, Esq.
Kilpatrick Stockton LLP